Prenetics Divests ACT Genomics to Delta Electronics as Part of up to US$71.78 Million Transaction

-Bolsters Prenetics’ pro-forma cash reserves to approximately US$86 million, and pro-forma cash and short-term assets to approximately US$117 million

-Prenetics simplifies investment thesis as company focuses on high-growth consumer health brands IM8, CircleDNA, and Europa

-Prenetics raised its FY2025 outlook to be US$80 – US$100 million from $73 – US$85 million, driven by the growth of IM8

Charlotte, N.C., – June 18th, 2025 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics”), a leading consumer health sciences company, today announced it has entered into a definitive agreement to divest its ownership in ACT Genomics Holdings Company Limited (“ACT Genomics”) to Delta Electronics, Inc. (TWSE: 2308) (“Delta”). Delta is a global leader in power management and smart green solutions, as well as a provider of healthcare technologies. The transaction regarding Delta’s acquisition of up to 100% ACT Genomics’ shareholdings is valued at up to US$71.78 million. Prenetics, holding a majority stake in ACT Genomics, will receive a gross proceed of approximately US$46 million in cash post-closing of the transaction and subject to customary release conditions. With a cash balance of US$44 million1, this divestment bolsters Prenetics financial position, increasing its pro-forma cash reserves to approximately US$86 million2 and with $117 million pro-forma short term assets3, while maintaining a debt-free balance sheet.”

ACT Genomics’ expertise in clinical diagnostics and next-generation sequencing (NGS) is expected to complement Delta’s existing healthcare solutions portfolio, fostering new synergies and growth opportunities in the precision medicine market.

Danny Yeung, CEO and Co-Founder of Prenetics, commented, “This transaction is a testament to the value we have built within ACT Genomics and marks an important milestone for Prenetics. We are incredibly proud of the ACT Genomics team and their contributions. We are confident that under Delta’s stewardship, ACT Genomics will continue to thrive and make significant contributions to the field of genomic medicine.”
Strategic Transformation: Simplified Business Model with Exceptional Growth
The divestment of ACT Genomics marks the successful completion of Prenetics' strategic transformation, addressing previous investor feedback regarding business complexity while
1 Unaudited group consolidated cash balance as of June 15th, 2025.
2 Pro-forma cash balance of US$86 million comprises Prenetics’ unaudited consolidated cash balance of approximately US$44 million as of June 15th, 2025, less ACT Genomics' unaudited cash balance of approximately $4 million as of June 15th, 2025, plus gross proceeds of approximately US$46 million.
3 Pro-forma short-term assets of US$117 million comprise Prenetics’ unaudited consolidated short-term assets (ex ACT Genomics) of approximately US$71 million as of April 30, 2025, plus gross proceeds of approximately US$46 million.

positioning the company for accelerated growth in the high-margin consumer health market. The transaction enables Prenetics to simplify its investment thesis, enhance financial flexibility, accelerate growth focus, and optimize resource allocation.

Exceptional Consumer Health Performance Validates Strategy: Prenetics' consumer health business has demonstrated remarkable momentum with:
-Q1 2025 revenue of $14.4million representing a 336.5% increase year-over-year

-Management increased full-year 2025 revenue guidance to US$80-100 million (excluding ACT Genomics), up from the previous range of US$73-85 million, demonstrating confidence in the core business trajectory.

IM8 Health Success Story: The flagship IM8 brand, has achieved extraordinary success in just six months since launch with:

-Over 55,000 customers acquired, 4.9 million servings delivered

-Industry-leading 91% subscription rate, US$109 average order value,

-Global expansion to 31countries

-Q1 revenue of US$5.7 million and projected Q2 revenue of US$8.5 million (50% quarter-over-quarter growth).

Focused Portfolio of Leading Consumer Health Brands: Post-divestment, Prenetics operates three complementary consumer health brands: IM8 (premium health supplements brand), CircleDNA (leading direct-to-consumer DNA testing platform), and Europa (one of the largest sports nutrition distribution companies in the United States).
Enhanced Financial Position Enables Significant Opportunities for Shareholder Value
The ACT Genomics divestment significantly strengthens Prenetics' financial foundation with pro-forma cash reserves of approximately US$86 million and pro-forma cash and short term assets of US$117 million. The company maintains its debt-free balance sheet with zero debt.

Strategic Investment Portfolio: Beyond its operating businesses, Prenetics maintains a valuable 35% stake in Insighta, an early cancer detection company. Based on Tencent's recent investment in Insighta, this stake is valued at $70 million, representing significant additional value for Prenetics shareholders.

Innovation Leadership: With a robust cash position and accelerating business fundamentals, Prenetics is strategically positioned to explore cutting-edge treasury management approaches, including digital asset adoption and Bitcoin treasury strategies.

"Today marks a defining moment for Prenetics," said Danny Yeung, CEO and Co-Founder of Prenetics. "We have successfully transformed from a complex, multi-segment company into a focused, high-growth consumer health leader with an exceptionally strong balance sheet. Our investors now have a clear, simple story: three proven consumer health brands, accelerating growth, and substantial financial resources."

"With IM8's remarkable success, CircleDNA's established market position, and Europa's distribution expertise, we have all the components needed to build a leading global consumer health company. The ACT Genomics divestment provides us with the financial resources and management focus to execute this vision. Additionally, our strong cash position enables us to explore innovative crypto and bitcoin treasury management strategies that will be announced shortly, further demonstrating our commitment to maximizing shareholder value through both operational excellence and forward-thinking capital allocation.

For detailed information about Delta, please visit: www.deltaww.com

About Prenetics
Prenetics (NASDAQ:PRE), a leading health sciences company, is dedicated to advancing consumer and clinical health. Our consumer initiative is led by IM8, a fast growing health and wellness brand, Europa, one of the largest sports distribution companies in the USA and CircleDNA, a leading direct to consumer DNA test. Each of Prenetics’ units synergistically enhances our global impact on health, embodying our commitment to ‘enhancing life through science’. To learn more about Prenetics, please visit prenetics.com.
About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a 100% owned subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit IM8health.com.
Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us
Angela Cheung
Investor Relations / Corporate Finance
Prenetics Global Limited
angela.hm.cheung@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.